Exhibit 99.2

CONSENT TO CANCELLATION OF OPTIONS

This Consent to Cancellation of Options is made by the undersigned for the benefit of Med-i-Bank, Inc., a Michigan corporation (the “Company”).

The Company has entered into a Merger Agreement and Plan of Reorganization dated as of May 9, 2005 (the “Merger Agreement”) among the Company, Metavante Corporation and LAH Merger Corp., a Michigan corporation (“Merger Sub”) and wholly owned subsidiary of a Marshall & Ilsley Corporation (“M&I”), as amended as of May 31, 2005 for the purpose of adding M&I as a signatory thereto as M&I will pay the merger consideration thereunder, pursuant to which Merger Sub will merge with and into the Company (the “Merger”).  The board of directors of the Company (the “Board”) has approved the Merger and the Merger Agreement.

As a condition to closing of the Merger, all options (the "Options") issued by the Company pursuant to the Company's 2001 Stock Incentive Plan will be cancelled and the holders of such Options will receive the portion of merger consideration to which such holders are entitled under the Merger Agreement.

The terms and conditions of the Merger and the Merger Agreement, including the amount to be received by the holders of Options are more fully described in the Information Statement/Prospectus dated _______, 2005, a copy of which accompanies this Consent.  The undersigned hereby acknowledges receipt of the Information Statement/Prospectus.

This Consent to Cancellation of Options will be effective and irrevocable as of 5:00 p.m. (Eastern Time) on __________, 2005, which date is at least 20 business days after the delivery of the Information Statement/Prospectus.

1.

The undersigned hereby agrees and consents to:

(a)

the cancellation, as of the Effective Time (as defined in the Merger Agreement), of any and all Options pursuant to any and all stock option agreements subject to the Plan that the undersigned has entered into with the Company, in exchange for the right to receive the merger consideration to which the undersigned is entitled under the Merger Agreement, and hereby fully and finally releases, acquits and forever discharges the Company and the Board from any and all claims the undersigned may have had or has as a result of the cancellation of the foregoing; and

(b)

the terms and conditions of the Merger Agreement, including but not limited to (a) funding and distribution of the Escrow Fund pursuant to Section 1.6(g); (b) the indemnification provisions of Article VII; and (c) the appointment of the Shareholders’ Agent pursuant to Section 9.11.

2.

The undersigned hereby acknowledges and agrees that the only Options that the undersigned holds are listed on Schedule 1 attached hereto.

3.

The undersigned hereby acknowledges and agrees that any amounts of merger consideration to which the undersigned is entitled pursuant to the Merger Agreement will be subject to all required tax withholding.

4.

The cancellation of the undersigned’s Options and the undersigned’s right to receive the merger consideration pursuant to the Merger Agreement is subject to the completion of the Merger.  If for any reason the Effective Time shall not occur, then this Consent shall automatically terminate and shall no longer be of any force or effect.

IN WITNESS WHEREOF, this Consent to Cancellation of Options has been agreed, consented to and accepted by the undersigned.

Optionee Signature:
Optionee Name:
Date:
Social Security #:

Schedule 1

Number of Options